

August 9, 2007

By U.S. Mail and facsimile to (617)-338-2880

John N. Hatsopoulos
Chairman
Glenrose Instruments, Inc.
45 First Avenue
Waltham, Massachusetts 02451

>   **Re: Glenrose Instruments, Inc.**
>   **Registration Statement on Form 10**
>   **File No. 000-51645**

Dear Mr. Hatsopoulos:

    We have completed our review of your registration statement on Form 10 and have no further comments at this time.

>   Sincerely,

>   Jennifer R. Hardy
>   Legal Branch Chief

cc: Edwin L. Miller, Jr.
    Sullivan & Worcester LLP
    One Post Office Square
    Boston, Massachusetts 02109